Exhibit 12.3

WISCONSIN POWER AND LIGHT COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2016	2015	2014	2013	2012
	(dollars in millions)
EARNINGS:
Net income	$192.8	$177.6	$181.1	$179.1	$172.7
Income taxes (a)	93.3	82.9	85.3	85.6	87.6
Income before income taxes	286.1	260.5	266.4	264.7	260.3
Fixed charges as defined	92.7	93.7	87.7	86.4	103.9
Adjustment for undistributed equity earnings	(11.5)	(4.5)	(6.4)	(8.3)	(7.9)
Total earnings as defined	$367.3	$349.7	$347.7	$342.8	$356.3

FIXED CHARGES:
Interest expense	$91.4	$92.4	$86.4	$85.0	$80.2
Estimated interest component of rent expense	1.3	1.3	1.3	1.4	23.7
Total fixed charges as defined	$92.7	$93.7	$87.7	$86.4	$103.9

Ratio of Earnings to Fixed Charges	3.96	3.73	3.96	3.97	3.43

(a) Includes net interest related to unrecognized tax benefits.